vtech

02 DEC -2 AM 8: 12 VTech Corporate Services Ltd

Exempted No. : 82-3565
Our Ref. No. : PF201-25/02/ac
Direct Line : (852) 2680 5031 / 2680 5033
Fax No. : (852) 2680 5033
(Please contact Anthony AU / Annie CHAN)

02060199

28th November 2002

By courier

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
Shop 3-7, 450 Fifth Street N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Re : VTech Holdings Limited
-Filing of Materials pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b), we enclose herewith a copy of announcement of interim results of VTech Holdings Limited for the six months to 30th September 2002 dated 27th November 2002 as published on an English newspaper in Hong Kong on 28th November 2002 for your filing.

Yours faithfully

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

AU Shiu Kee, Anthony
Company Secretarial Manager

Encl.

c.c. Ms. Kathy Jiang
ADR Div., The Bank of New York (New York)
Fax No. 1-212-571-3050
(with enclosure)

Ms. Eugenia Lee
ADR Div., The Bank of New York (Hong Kong)
Fax No. 2877 0863
(with enclosure)

vtech

VTech Holdings Limited

(Incorporated in Bermuda with limited liability)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30TH SEPTEMBER 2002

PERFORMANCE HIGHLIGHTS

— Group turnover decreased 11.5% to US$468.7 million
— Net profit rose by 14 times to US$50.1 million
— Interim dividend of US1.5 cents per share
— Net cash of US$23.2 million
— Solid financial position for future business development

UNAUDITED INTERIM RESULTS

The directors of VTech Holdings Limited announce the unaudited results of the Company and its subsidiaries and associates for the six months ended 30th September 2002 together with the comparative figures for the same period last year as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

	Note	(Unaudited) Six months ended 30th September 2002 US$ million	2001 US$ million	(Audited) Year ended 31st March 2002 US$ million
Turnover	2	468.7	529.6	959.8
Cost of sales		(317.0)	(371.6)	(671.0)
Gross profit		151.7	158.0	288.8
Selling and distribution costs		(81.9)	(91.0)	(153.8)
Administrative and other operating expenses		(33.6)	(29.5)	(65.0)
Research and development expenses		(16.6)	(16.3)	(33.0)
Restructuring and impairment charges		—	(9.9)	(14.0)
Gain on settlement of a lawsuit	3	34.0	—	—
Operating profit	4	53.6	11.3	23.0
Net finance costs	5	(1.3)	(6.5)	(8.6)
Share of results of associates		(0.4)	(0.2)	(0.5)
Profit before taxation		51.9	4.6	13.9
Taxation	6	(1.5)	(1.3)	(2.6)
Profit after taxation		50.4	3.3	11.3
Minority interests		(0.3)	—	(0.1)
Profit attributable to shareholders		50.1	3.3	11.2
Dividend	7	3.4	Nil	Nil
Earnings per share (In US cents)	8			
— Basic		22.2	1.5	5.0
— Diluted		22.2	1.5	5.0

NOTES TO THE FINANCIAL STATEMENTS

1. **ACCOUNTING POLICIES**

The unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 — Interim Financial Reporting.

The accounting policies used in the interim consolidated financial statements are consistent with those used in the annual consolidated financial statements for the year ended 31st March 2002.

2. **SEGMENT INFORMATION**

The telecommunication and electronic products business is the principal business segment of the Group. It includes the design, manufacture and distribution of telephones, electronic learning and other electronic products.

Turnover represents the amounts received and receivable for sale of goods to third parties.

Primary reporting format — business segments

	(Unaudited) Six months ended 30th September — Turnover 2002 US$ million	Turnover 2001 US$ million	Operating Profit 2002 US$ million	Operating Profit 2001 US$ million
Telecommunication and electronic products	467.5	528.3	55.6	16.0
Other activities	1.2	1.3	(2.0)	(4.7)
	468.7	529.6	53.6	11.3

Secondary reporting format — geographical segments

	(Unaudited) Six months ended 30th September — Turnover 2002 US$ million	Turnover 2001 US$ million	Operating Profit 2002 US$ million	Operating Profit 2001 US$ million
North America	386.1	430.1	51.8	10.8
Europe	61.3	77.5	1.5	7.0
Asia Pacific	17.7	20.3	0.2	(6.8)
Others	3.6	1.7	0.1	0.3
	468.7	529.6	53.6	11.3

3. **GAIN ON SETTLEMENT OF A LAWSUIT**

On 25th January 2001, the Group filed a complaint against Lucent Technologies Inc. ("Lucent") and Lucent Technologies Consumer Products, L.P. in the United States District Court for the Southern District of New York seeking damages and related relief arising out of the acquisition by the Group of Lucent's Wired Consumer Products Business in 2000.

On 7th June 2002, the Group and Lucent settled the lawsuit filed by the Group against Lucent in January 2001 in a mutually satisfactory manner. There was no admission of wrongdoing by either party. Under the terms of the settlement, Lucent has agreed to adjust the purchase price of the acquisition downward by US$50.0 million. The amount has been fully settled. The net receipt from the settlement, after deducting incidental expenses, was credited to the consolidated income statement.

	(Unaudited) Six months ended 30th September 2002 US$ million	2001 US$ million
Receipt from settlement of a lawsuit	50.0	—
Less: incidental expenses	(16.0)	—
	34.0	—

4. **OPERATING PROFIT**

The operating profit is arrived at after charging the following:

	(Unaudited) Six months ended 30th September 2002 US$ million	2001 US$ million
Depreciation	13.6	17.8
Loss on disposal of tangible assets and leasehold land	1.0	0.9

5. **NET FINANCE COSTS**

	(Unaudited) Six months ended 30th September 2002 US$ million	2001 US$ million
Interest expense	2.3	7.4
Interest income	(1.0)	(0.9)
	1.3	6.5

6. **TAXATION**

	(Unaudited) Six months ended 30th September 2002 US$ million	2001 US$ million
Company and subsidiaries		
Hong Kong	1.2	1.1
United Kingdom	(0.1)	0.1
U.S.A.	0.3	—
Other countries	0.1	0.1
	1.5	1.3

Tax on profit has been calculated on the estimated assessable profit at the rates of taxation prevailing in the countries in which the Group operates.

In March 2002, the Inland Revenue Department of the HKSAR issued estimated assessments to certain subsidiaries of the Group in respect of their potential tax liabilities for prior year. The Inland Revenue Department of the HKSAR has commenced a review of the Group's taxation affairs from 1996 to 2001. The concerned subsidiaries have formally objected to the estimated assessments as, in the opinion of the directors of the subsidiaries, these estimated assessments are incorrect. The outcome of the objections has yet to be determined. The directors consider that it is impracticable to estimate whether it might give rise to any tax liabilities. Accordingly, no provision has been made in the financial statements for the period ended 30th September 2002.

7. **DIVIDEND**

The directors have declared an interim dividend of US1.5 cents per ordinary share for the six months ended 30th September 2002 (2001: Nil).

8. **EARNINGS PER SHARE**

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of US$50.1 million (2001: US$3.3 million).

The basic earnings per share is based on the weighted average of 225.5 million (2001 : 225.2 million) ordinary shares in issue during the period. The diluted earnings per share is based on 225.5 million (2001 : 225.2 million) ordinary shares which is the weighted average number of ordinary shares in issue during the period after adjusting for the weighted average number of ordinary shares deemed to be issued at no consideration if all outstanding share options and warrants had been exercised at 30th September 2002. No ordinary shares are deemed to be issued at no consideration during the period (2001: Nil).

9. **COMPARATIVES**

Certain comparative figures have been reclassified to conform with current period's presentation.

INTERIM DIVIDENDS

The directors have declared the payment of an interim dividend of US1.5 cents per ordinary share to shareholders whose names appear on the register of members of the Company at the close of business on 27th December 2002.

The interim dividend will be payable on 6th January 2003 in United States dollars save that those shareholders with a registered address in Hong Kong will receive the equivalent amount in Hong Kong dollars and those shareholders whose names appear on the register of members of the Company in the United Kingdom will receive the equivalent amount in sterling pounds both calculated at the rates of exchange as quoted to the Company by The Hongkong and Shanghai Banking Corporation Limited at its mid rate of exchange prevailing on 19th December 2002.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 20th December 2002 to 27th December 2002, both dates inclusive, during which period no transfer of shares will be effected.

In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates, must be lodged with the share registrars of the Company for registration not later than 4:00 p.m., the local time of the share registrars, on 19th December 2002.

The principal registrar in Bermuda is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda, the branch registrar in the United Kingdom is Capita IRG Plc., Bourne House, 34 Beckenham Road, Kent BR3 4TU, DX91750, Beckenham West, United Kingdom, and the branch registrar in Hong Kong is Computershare Hong Kong Investor Services Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

MANAGEMENT DISCUSSION AND ANALYSIS

Overview

In the first half of the financial year 2003, VTech built on the gains made during the past two years to record further improvement in profits. As importantly, we settled the lawsuit against Lucent Technologies Inc. in June 2002. The net cash received in July 2002, which amounted to US$34.0 million, was recorded as income during the period ended 30th September 2002. As a consequence of these factors, VTech achieved a more rapid than expected strengthening of its balance sheet and had moved back to net cash position since July 2002. This puts VTech back on a solid financial footing and allows it to focus on building our business for the future.

At the same time, we will maintain a much leaner operational structure and stay focused with our customer-centric approach. We continued to make gains in these areas during the past six-month period by successfully reorganizing our sales teams and extending our cell-based manufacturing process to our core businesses. This has raised operational efficiency, and at the same time improved our production flexibility, giving us the ability to reduce inventory for both our customers and ourselves.

Apart from this, we reaffirmed our leadership in technology innovation, as demonstrated in August 2002 through the delivery of the industry's first 5.8GHz cordless phones, and the continued success of our 2.4GHz models.

REVIEW OF OPERATIONS

Group Results

Group turnover for the six-month period ended 30th September 2002 fell to US$468.7 million, an 11.5% decrease over the corresponding period of last year. The decrease was due primarily to the weakening in sales of electronic learning products and reduced Original Design Manufacturing (ODM) business for telecommunication products.

Profit attributable to shareholders increased from US$3.3 million to US$50.1 million. The improved result reflects an improved product mix as well as lower raw material and component costs, particularly in our telecommunication products business. It also includes exceptional income of US$34.0 million, being the net gain arising from the settlement of our lawsuit against Lucent Technologies Inc..

As our financial position continues to improve, the directors have declared an interim dividend of US1.5 cents per ordinary share to reward and express our appreciation to our shareholders for their continuous support to VTech.

Liquidity and Financial Resources

The Group's liquidity position has continued to improve markedly. As at 30th September 2002, the Group had net cash of US$23.2 million. The debt to equity ratio stood at 10.2%, which compared with 191.8% at the same period of last year. Total debt decreased by 91.2% from US$159.6 million as at 30th September 2001 to US$14.1 million as at 30th September 2002. Long-term borrowings decreased from US$109.5 million as at 30th September 2001 to US$4.6 million as at 30th September 2002, which represents 3.3% of the capital employed as at 30th September 2002, compared with 130.2% at 30th September 2001. A majority of the Group's borrowings are denominated in United States dollars and are on a floating rate basis. Of the total amount of indebtedness as at 30th September 2002, US$9.5 million was repayable within one year; US$3.6 million was repayable between one and five years and US$1.0 million was repayable after five years. With internal sources and banking facilities, the Group has adequate working capital to meet its working capital requirements.

Appropriate treasury policies have been adopted by the Group to manage its exposures to fluctuations in foreign currency exchange rates and interest rates on specific transactions. It is the Group's policy not to engage in speculative activities. Forward foreign exchange contracts and interest rate swaps were used to hedge certain exposures.

Telecommunication Products

During the period under review, the telecommunication products business performed well. Sales of our AT&T and VTech branded products grew substantially as we introduced a new range of well-received products, and our focused approach to serving our key customers took hold. The increased sales, however, were not enough to make up for the loss in ODM sales as one of our major customers exited the market. As a result, total turnover fell by 8.5% to US$327.8 million.

Profitability improved significantly. The increase in profitability was largely due to a favorable change in product mix, as sales of our higher margin 2.4GHz phones increased significantly to account for nearly 50% of sales, compared with 25% for the same period last year. At the same time, we were able to achieve continued improvements in our components and manufacturing costs, and made further improvements to our supply chain and working capital management.

In July, we completed our implementation of cell-based manufacturing in our Dongguan factory. This has resulted in a substantial increase in our operating efficiency. More importantly, our newly configured operations also provide us with greater flexibility and allow us to tailor production levels more closely to our customer needs. By linking our manufacturing operations to the specific needs of our customers, we have thus been able to achieve an important milestone in transforming our business into a truly customer-centric operation.

Finally, in August, we began delivery of the 5.8GHz cordless phones, which were well received by the market. VTech was the first in the industry to launch and deliver this high-end product reaffirming our leadership in technology innovation. Management continues to focus its efforts on the development of new and innovative products. In the coming months, new AT&T and VTech 2.4GHz products will be joining the recently launched 5.8GHz products maintaining the momentum of our 2.4GHz sales in the second half of the financial year 2003. Plans are also well underway for additional 5.8GHz products to be launched in the next financial year.

Electronic Learning Products (ELP)

Conditions remained challenging for our Electronic Learning Products business. Turnover fell 25.9% to US$85.9 million for the six-month ended 30th September 2002. This has been the result of severe competition, particularly in the United States, and shifting of consumer preferences from traditional electronic learning aids to computer games. Despite such challenges, VTech remains as a dominant brand in Europe.

Moreover, sales of our products for the year to date have failed to meet our expectations, especially in the United States. VTech in every market enjoys a number of "annuity" products that remain popular year after year. But revenues are dependent on the launch of new products. The latest VTech range, which includes award-winning products such as Smarty's Workshop, Voyager and XL Series, achieved an excellent level of acceptance by retailers despite a very competitive marketplace. Sales of these items were not particularly strong as our shelf space in-store was limited and the aggressive new marketing and sales campaigns have yet to make their full impact.

We have launched much more dramatic in-store promotions that leverage both the products and the new brand identity to excite consumer interests. In Europe, 2.5 meters high moving models of the character from Smarty's Workshop and the use of a Daimler-Chrysler Voyager vehicle in a consumer competition are two examples of these initiatives. Beginning in October 2002, a series of television commercials has been launched to help the sales push in the important Christmas period.

Lower revenues resulted in a fall in profits for the business. The increase of our sales and marketing expenses for the financial year 2003 that should help drive product acceptance and sales in the second half also affected margins. We have made some progress in reducing costs at the operational level. In particular, centralization of the European operations and greater use of outsourcing are improving efficiencies.

While we expect the second half of the financial year to remain challenging, our effort has paved the way for the recovery of the business. VTech is now much more market-focused in its product development and is better able to bring to market products customers want. The tremendous success of our Smartbook in the UK market during the six months is an encouraging evidence of this. We are building on this approach by increasing our understanding of consumer preferences and reducing our time to market with revamped product lines. We have just restructured our product design team so that concept generation for new products can be conducted more effectively. A dedicated team with talents on product design and marketing was also formed to work for the 2004 product line.

The new management team we announced in October 2002 will help drive the business forward. Edwin YING, a 16-year ELP veteran at VTech with experience and thorough understandings in all areas of the ELP business, was appointed the new CEO to head the division.

VTech is also widening its horizons geographically. The growing importance of Europe to the business and our competitive advantage in the areas of non-English language and culture are encouraging us to target immediate expansion in these areas. We already have distribution in Portugal and Italy. From zero sales one year ago, we are beginning to expand in Mexico, Chile and Central America. We intend soon to enter the markets of Poland, Hungary, Greece, Turkey and Scandinavia, and in the longer-term we expect to achieve further growth in the Asia Pacific region.

Contract Manufacturing Services (CMS)

Our Contract Manufacturing Services business continued to produce stable results despite challenging conditions. Turnover for the period under review slightly decreased 0.9% to US$53.8 million, while profitability improved.

The weak global economy and the slump in the technology sector saw volumes for the contract manufacturing industry fall, hitting earnings. Our ability to maintain revenues and profits reflects a sound strategy of focusing on medium-sized customers and working ever more closely with them. Our New Product Introduction (NPI) teams, introduced last year, are a key component of this approach. By dedicating our engineers to customers and providing a comprehensive service from an early design stage, a strong incentive is created for the continuity of customer relationships.

This way of working also contributed to profitability. With already a lean operations following earlier initiatives, we were unable to cut costs significantly at the CMS business. We were, however, able to refine our manufacturing processes with the existing customers so as to produce more efficiently. In addition, the Group's solid financial position and the large scale of its manufacturing gave it the strong purchasing power to improve its cost of materials. Since material cost accounts for a significant portion of the product cost, our success in this area was critical to reducing the product cost for customers as well as our overall performance.

At the same time as addressing current issues, the CMS business made enhancements to its operations that should help drive future growth. We upgraded our ISO9001 : 1994 certification to ISO9001 : 2000 version and gained the TL9000 certification that recognizes quality of manufacture in telecommunication products. These certifications will allow us to market our services more aggressively.

In another important development, we established a new R&D center in Shenzhen, Mainland China, that allows us to provide full support in product design according to our customers' specifications, filling a gap in the "one-stop shop" service we offer. Increasingly, the customers we target are looking for this type of arrangement, since it allows them to focus more of their efforts on sales and marketing.

Finally, we have completed the introduction of lead-free soldering process. Although demand for this type of soldering is not great at present, in response to increasing environmental concerns demand will undoubtedly grow, initially in Japan and Europe and later in the United States. We are hence well positioned for the opportunities that will arise.

Employees

Once again, I am expressing my sincere thanks to everyone at VTech for their dedication and commitment during the most difficult times, which have allowed us to achieve such a rapid turnaround in our financial results.

As at 30th September 2002, the Group had approximately 19,000 employees. The majority of these employees work in Hong Kong and China. The Group has adopted incentive bonus scheme and share option program to motivate and reward employees at all levels.

OUTLOOK

The outlook for the second half for VTech is difficult to predict, given the highly uncertain prospects for the markets in which we operate. In particular, we take a very cautious view of the United States economy, where consumer sentiment is becoming more sensitive to the economic and financial downturn. There may still be some effect from the labor disruption in the US West Coast ports. Although we are well placed relative to our competitors and began our contingency planning for this event as early as April 2002, including increasing our US warehouse inventory and reserving air cargo space, an extended duration of the disruption may cause supply chain difficulties.

With VTech's net cash position, it means that we will be able to bring more resources to gear on positioning the Group for revenue growth. Constrained by the cash flow in the past two years, we were forced to relinquish many opportunities and indeed turn away business that was offered to us. We can now begin to capture these opportunities and further pursue new areas of growth.

We will also continue to drive further improvements in supply chain and make further progress on becoming more customer-centric, with a greater emphasis on marketing. At the same time, VTech will also devote more resources to R&D in order to bring more innovation to our product line to meet consumers' needs. We will also continue to diversify revenues geographically, especially Mainland China as a region of long-term potential.

In telecommunication products, retailers continue to search for category leaders as they rationalize their sources of supply. With both AT&T and VTech brands, and our customer-centric approach, VTech is well positioned to increase our overall market share and become a category leader at selected leading retailers. While total revenue may be lower in the second half of the financial year due to the uncertainty of US economy, we expect continuous growth of our AT&T and VTech branded sales, driven primarily by our new 2.4GHz and 5.8GHz products. We also intend to build on the success of the 5.8GHz launch to maintain our technology leadership through a range of innovative products. At the same time, we will continue to focus considerable effort on reducing our manufacturing and operating expenses. In particular, the full introduction of our cell-based manufacturing approach will enable us to achieve additional cost and supply chain improvements as we are better able to link our manufacturing activities to the changing needs of our key customers.

In ELP, we will continue to face major challenges in terms of severe competition and having limited shelf space. The results of ELP business in the second half is expected to be worst than the first half. VTech is increasing co-operation with retailers to greatly improve in-store marketing will mitigate this effect. Improvements at the retail level will also be supported by our exciting television marketing campaign that is expected to give a lift to the important Christmas season.

In the longer term, we will work with retailers to increase shelf-space and build on the successes of our marketing campaigns. We are also excited by the longer-term possibilities in new markets in Europe and Asia Pacific, where our experience in multi-language and multi-cultural product design gives us a distinct competitive edge. An ELP product line designed specifically for the China market, which currently includes more than 10 products, is under development and will be introduced in the next financial year.

In CMS, we are convinced that our market focus and product mix are the right ones. We now intend to expand our customer base through a much more aggressive marketing effort. We firmly believe that our business model of providing a comprehensive service to medium-sized manufacturers will allow us to achieve the steady organic growth that has been the hallmark of our success in this area to date. In addition, we plan to attain QS9000 certification by July 2003. QS9000 is a quality certification required for manufacturing parts for automotives. Since communications industry is experiencing its downturn, the industry of automotives will be one of the business areas we intend to develop in the future.

The whole year results are therefore unlikely to see further improvements, given the difficult economic conditions globally and the challenges faced by the ELP business. VTech is, however, firmly back on track and resting on a solid financial platform from which to pursue future growth. We look forward to further rewarding the shareholders who have supported the Group through its most challenging period as our performance continues to improve.

PURCHASE, SALE OR REDEMPTION OF LISTED SHARES

The Company has not redeemed any of its shares during the period under review. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period under review.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the unaudited interim financial statements for the six months ended 30th September 2002.

The members of the Audit Committee comprised Mr. Raymond CH'IEN Kuo Fung, Mr. William FUNG Kwok Lun and Mr. Michael TIEN Puk Sun, the independent non-executive directors of the Company.

CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the period under review except that certain independent non-executive directors of the Company are not appointed for a specific term.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE STOCK EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be subsequently published on The Stock Exchange of Hong Kong Limited's website in due course.

By Order of the Board
Allan WONG Chi Yun
Chairman

Hong Kong, 27th November 2002